Ready Welder Corporation
811 East “G” Street, Suite A
Wilmington, California  90744

July 27, 2009

United States Securities and Exchange Commission
Washington, D.C. 20549

Attention: Peggy Fisher, Assistant Director

RE:     Ready Welder Corporation
          Registration Statement on Form 10-12G
                      File No.00053549

Dear Ms. Fisher:

Ready Welder Corporation (“RWC”) acknowledges the following:

1.	RWC is responsible for the adequacy and accuracy of the disclosure in the above-mentioned filing;
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	RWC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

READY WELDER CORPORATION

/s/ Theodore Holstein
__________________
Theodore Holstein
President